November 9, 2007
VIA EDGAR
Mr. Howard Efron
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Quadriga Superfund, L.P. (the “Fund”) Form 10-K for the fiscal year ended December 31, 2006 File No. 000-51634
Dear Mr. Efron:
     This letter is being sent to you to address the comments you raised in your letter dated October 25, 2007 (the “Comment Letter”). In response to the four comments set forth in the Comment Letter, please see our responses below:
Form 10-K for the year ended December 31, 2006
Independent Auditors’ Report
1.	In an amended filing, please revise your audit report in accordance with Auditing Standard No. 1 of the PCAOB, “References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.” Under this standard, the report should reflect that the audit was conducted under the standards of the Public Company Oversight Board (rather than the auditing standards of this body). Additionally, the report should be revised so that it no longer references generally accepted auditing standards.
Response:
During the fiscal year ended December 31, 2005, the Fund changed auditors. In the Form 10-K for the fiscal year ended December 31, 2006, we included the audit opinion of our predecessor auditor, KPMG LLP, with their consent, because the financial statements filed in Form 10-K included the statement of operations for the year ended December 31, 2004. Beginning with fiscal year 2007, the statement of operations for the year ended December 31, 2004 will no longer be included in the financial statements filed on Form 10-K; thus, the KPMG LLP audit opinion on this statement will not be included in future filings. We also note that the KPMG LLP audit opinion does in fact state that their audit was conducted in accordance with the standards of the PCAOB despite some additional nonconforming language. Furthermore, we believe the costs to investors that would be incurred by reissuing the audit opinion and amending the Form 10-K to correct such language would greatly outweigh the benefits to investors, if any, that would be gained.
In light of the foregoing, we respectfully request that the Staff reconsider its comment above and the necessity of an amended filing.
Statements of Operations, pages 31 and 37
2.	We note that you have recorded increases to net assets in the amounts of $426,879 and $584,801 for Series A and Series B, respectively, related to reimbursements from the general partner for excess brokerage commission paid. As it does not appear that you meet the criteria for reporting this transaction under paragraph 7.56 of the AICPA’s Audit and Accounting Guide, “Audits of Investment Companies” (the “Guide”), it seems that you would be subject to the guidance of paragraph 7.45 which would require you to present such amounts as a reduction of total expenses within the statement of operations. Please advise.
Response:
As an initial matter, we would like to point out that your letter refers to increases in net assets in the amounts of $426,879 and $584,401 for Series A and Series B related to “reimbursements from the general partner.” (emphasis added). However, these reimbursements were made by Superfund Asset Management, Inc. (“SAM”), an affiliate of Superfund Capital Management, Inc. (the “general partner”) and the introducing broker for the futures and forwards trading conducted by Series A and Series B.
We acknowledge that the reimbursements by SAM do not fit squarely under the paragraphs concerning “Net Increase From Payments by Affiliates and Net Gains (Losses) on the Disposal of Investments in Violation of Restrictions”, which are found at paragraphs 7.56 and 7.57 of the Guide. Additionally, we did consider paragraph 7.45 of the Guide when determining how to treat the reimbursement of excess brokerage commissions. However, as explained below, we came to a determination that the situations normally treated under paragraphs 7.56 and 7.57 were more analogous to the facts surrounding the reimbursement and that treatment under those paragraphs was appropriate and preferable from a reporting standpoint to treatment under paragraph 7.45 in that such treatment gives investors a clearer and fairer picture of the actual expenses incurred by each Series for the period and better reflects the expense ratios that investors could expect in future periods.
The reimbursement was made due to an unintended consequence of pricing foreign denominated brokerage charges in 2002 U.S. dollars (in 2002) and the subsequent decline in the value of the U.S. dollar versus some of the currencies in which foreign brokerage is denominated, resulting in greater than expected brokerage costs as more dollars were required to meet the costs of foreign denominated brokerage commissions charged at 2002 exchange rates. This situation is not analogous to the situations envisioned by paragraph 7.45 of the Guide in that the reimbursement was neither a voluntary waiver nor an involuntary waiver of expenses. This left us to determine whether treatment of this payment under paragraphs 7.56 and 7.57 or treatment under paragraph 7.45 would be more transparent and therefore provide the better disclosure to investors.
After due consideration, it was our opinion that treatment of this reimbursement as a reduction of total expenses within the statement of operations as provided for under Paragraph 7.45 would artificially reduce the gross and net expense ratios for each Series and would not be reflective of the expenses ratios that have been experienced in previous periods and which could be expected in future periods. Conversely, treatment under paragraph 7.57 would not cause such a divergence. As such, we determined that treatment of the reimbursement as a payment by affiliate was a better disclosure for investors and was equally appropriate under the Guide, which did not provide clear guidance on this situation. The Fund’s auditors, Deloitte & Touche LLP, agreed that this treatment of the reimbursement by an affiliate was the more appropriate means of providing a proper disclosure to investors. In addition to giving a fairer presentation of the expenses the Fund incurred, this treatment also permitted us to set forth the returns that investors in Series A and Series B would have achieved if the payment by affiliate had not been made.
The returns with and without the impact of the payment by affiliate are set forth in the financial highlights in the notes to the Fund’s financial statements.
Related Party Transactions, page 41
3.	Please help us to better understand your current accounting policy with regard [to] organizational costs and separately with regard to offering costs. Tell us if the commodity pools have incurred any organizational costs in the last three years of operations and describe such expenses, if so. In your response, please advise if Superfund Capital Management or any other affiliate pays the costs of either organizational costs or offering costs directly and then receives reimbursement from either Series A or B or otherwise describe which parties make the payments and the order in which such payments are made. Additionally, please tell us how management considered the guidance in paragraph 8.24 of the Guide in establishing its accounting policies for offering costs.
Response:
Our current policy with regard to organizational and offering costs is to treat the two types of costs collectively. This was the approach since inception of the Fund and based primarily upon the fact that the Fund is a continuous offering and incurs organizational and offering costs prior to the commencement of operations and continues to incur offering costs through the life of the Fund. The Fund’s Prospectus and Disclosure Document (the “Prospectus”) states that the Fund is charged “up to 1% of net assets in each Series per year (up to 1/12 of 1% payable monthly) for organization and offering expenses... not to exceed the amount of actual expenses incurred.” The Prospectus further provides that “[o]rganizational and offering expenses include all fees and expenses incurred in connection with the formation of each Series and distribution of the Units including printing, mailing, filing fees, fees of accountants and counsel and Blue Sky expenses.”
There have been no organizational costs incurred by either Series A or Series B within the last three years. All of the fees charged to investors in the last three years could appropriately be classified only as “offering expenses”, which include fees and expenses incurred in connection with the ongoing distribution of the Units, including printing, mailing, filing fees, fees of accountants and counsel and Blue Sky expenses.
As the Fund has not incurred any “organizational” costs within the past three years, it may seem appropriate to remove the term organizational” from the term “organizational and offering” expenses in the financials and the Prospectus. However, the use of the term “organization and offering expenses” derives in part from the fact that the Fund is subject to registration in each State under State blue sky regulations and the fact that most States generally adopt the guidelines entitled Regulation of Commodity Pool Programs promulgated by the North American Securities Administrators Association (“NASAA”), which specifically define and regulate “organizational and offering expenses” as a collective whole. NASAA guidelines define “organizational and offering expenses” as “[a]ll expenses incurred by a program in connection with and in preparing a program for registration and subsequently offering and distributing it to the public...” It is in large part due to this treatment of “organizational and offering expenses” as a collective item by State securities regulators that we have continued to refer to such expenses as “organizational and offering” expenses. However, we acknowledge that these expenses in the last years encompass only offering expenses in connection with the continuous offering of the Fund, and we therefore propose to classify such expenses as “ongoing offering expenses’ in future prospectuses and financial statements.
With respect to your question as to the manner in which these expenses are paid by the Fund, the general partner pays the ongoing offering expenses incurred by each Series and is thereafter reimbursed by each Series. The general partner directly pays SEC and State filing fees, service providers, such as counsel and accountants, and other parties and is thereafter reimbursed by each Series at a rate of up to 1/12 of 1% of each Series’ net assets, as described above.
Due in part to rules and regulations of the Commodity Futures Trading Commission (“CFTC”) and the National Futures Association, which require the Fund to update its CFTC disclosure periodically resulting in the Fund filing a post-effective amendment to its Form S-1 approximately every nine months, these offering expenses are incurred unevenly, with substantial expenses, including but not limited to, accountants’ and counsels’ fees, being incurred approximately every nine months and lesser, more routine offering expenses, such as printing, blue sky renewal fees, etc. being incurred continuously throughout the year.
Management is cognizant of paragraph 8.24 of the Guide, which provides for offering costs to be accounted for as a deferred charge until operations begin and thereafter amortized to expense over twelve months on a straight line basis. Under our current accounting policy, the

Fund pays up to 1/12 of 1% of net assets per month to the general partner to reimburse the general partner for offering costs incurred by the Fund throughout the year paid on behalf of the Fund by the general partner. Because continuous offering costs are not known at the beginning of the year, the general partner charges up to 1% per month based upon its best estimation of the actual costs that will be incurred throughout the year and the amounts previously reimbursed in the year. The general partner is not reimbursed by the Series in excess of 1% of net assets per annum if actual offering costs exceed 1% of net assets per annum, nor is the Fund charged any amount in excess of the costs actually incurred on its behalf and paid by the general partner.
This policy is based on the premise that it appropriately addresses the rationale and purpose of paragraph 8.24 of the Guide, which is to spread offering costs out over the year. We believe that our current accounting policy is the preferred means of meeting this purpose when the exact amount of charges is not known and such charges are incurred sporadically throughout the year.
Exhibits 31.1 and 31.2
4.	We note that you have made several modifications to the exact form of the required certifications including a change to the required phrase “all significant deficiencies and material weaknesses in the design...” in paragraph 5(i), a deletion of the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(iii) and a change to replace the word “registrant” with “Fund” throughout the certification. Please discontinue the use of modifications in future filings as certifications required under the Exchange Act Rules 13a-14(a) and 15(d)-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. Additionally, we note that the identification of the certifying individual at the beginning of the certification includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
Response:
We acknowledge this comment and will: (a) discontinue the use of modifications in future filings and; (b) discontinue identifying the certifying individual’s title at the beginning of certifications.

We believe that the responses above adequately address the items set forth in the Comment Letter.
In connection with the above response to the Comment Letter, the general partner and the Fund hereby acknowledge that:

     • the Fund is responsible for the adequacy of the disclosure in the filings;
     • staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
     • the Fund and the general partner may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, Quadriga Superfund, L.P. (Registrant)
By:	/s/ Roman Gregorig
Roman Gregorig
Principal Financial Officer of Superfund Capital Management, Inc., General Partner of the Registrant